NO ACT
P.E. 3-18-07

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

RECD S.E.C.
JUN 0 7 2007
1086

[redacted]

07066887

June 7, 2007

Amy Bowerman Freed
Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/7/2007

Re: News Corporation
Incoming letter dated May 18, 2007

Dear Ms. Freed:

This is in response to your letter dated May 18, 2007 concerning the shareholder proposal submitted to News Corporation by Paula Piccinini. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paula Piccinini
PO Box 925
Templestowe, Australia 3106

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

HOGAN &
HARTSON

RECEIVED
2007 MAY 21 PM 6:30
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Hogan & Hartson LLP
875 Third Avenue
New York, NY 10022
+1.212.918.3000 Tel
+1.212.918.3100 Fax

www.hhlaw.com

Amy Bowerman Freed
Partner
1.212.918.8270
abfreed@hhlaw.com

May 18, 2007

VIA FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Room 1580
Washington, DC 20549

Re: Proxy Statement of News Corporation; Stockholder Proposal Submitted by Paula Piccinini

Ladies and Gentlemen:

We are writing on behalf of News Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to notify the Commission of the Company's intention to exclude from its proxy materials for its 2007 annual meeting of stockholders a stockholder proposal (the "Proposal") received from Paula Piccinini (the "Proponent"). The Company believes that the Proponent's proposal nominating her husband, Stephen Mayne, "to stand for the Board of News Corporation at the forthcoming 2007 annual meeting of stockholders in New York" may be excluded from the Company's proxy materials for the reasons set forth in detail below. We respectfully request confirmation that the Staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2007 proxy materials.

In accordance with Rule 14a-8(j) under the Exchange Act, we have enclosed six copies of this letter. A copy of the Proponent's letter dated May 15, 2007 containing the Proposal is attached as Exhibit A, and a supporting statement from Mr. Mayne is attached as Exhibit B. By copy of this letter, the Company has notified the Proponent of its intention to exclude the Proposal and supporting statement from the 2007 proxy materials.

The Proposal

The Proposal nominates Mr. Mayne for election to the Company's Board of Directors. In a separate letter sent to the Company by Mr. Mayne dated the same date, a copy of which is attached hereto as Exhibit B, Mr. Mayne accepted his nomination and requested his "CV and platform to be printed in the notice of meeting and distributed to shareholders."

The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

Rule 14a-8(i)(8) permits exclusion of a stockholder proposal "if the proposal relates to an election for membership on the company's board of directors." The Commission has stated that the principal purpose of the rule is "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules...are applicable." Release No. 34-12598 (July 7, 1976). The Proponent's Proposal to nominate her husband, Mr. Mayne, "to stand for the board of News Corporation at the forthcoming 2007 annual meeting of stockholders in New York" clearly falls within the plain meaning of Rule 14a-8(i)(8) and thus could be excluded.

Conclusion

For the foregoing reasons, we respectfully request that the Staff concur in our view that the Proposal may be omitted from the 2007 proxy materials under Rule 14a-8(i)(8) because the Proposal purports to nominate a person for election as a director.

If you have any questions or need additional information, please feel free to contact me at (212) 918-8270. When a written response to this letter is available, I would appreciate your sending it to me by fax at (212) 918-3100. A copy of the Staff's response also may be faxed to the Proponent at 011-613-9846-7887.

Very Truly Yours,

Amy Bowerman Freed

cc:Paula Piccinini

Exhibit A

Ms Laura O'Leary
Company Secretary
News Corporation
1211 Avenue of the Americas
New York
New York 10036

By fax (212) 852 7217

May 15, 2007

Dear Ms O'Leary

Please accept this letter as my formal nomination of Mr Stephen Mayne to stand for the board of News Corporation at the 2007 annual meeting of stockholders in New York.

I am the registered owner of 25 News Corp ordinary voting B class shares at the address of PO Box 925, Templestowe, Australia, 3106.

Please advise me if you require any additional information supporting Stephen's nomination. I can be reached on ppiccinini@vicbar.com.au or by telephone in Australia on (613) 9846 8800 or by fax to (613) 9846 7887.

Yours Sincerely

Paula Piccinini
News Corporation Shareholder

Exhibit B

Ms Laura O'Leary
Company Secretary
News Corporation
1211 Avenue of the Americas
New York 10036

By fax (212) 852 7217

May 15, 2007

Dear Ms O'Leary

Please accept this letter as my formal consent to nominate for the board of News Corporation at the 2007 annual meeting of stockholders in New York.

A shareholder, Paula Piccinini, will be contacting you separately supporting the nomination. I am the registered owner of 95 B class News Corp ordinary voting shares at the address of PO Box 925, Templestowe, Australia, 3106.

Please include the following CV and platform to be printed in the notice of meeting and distributed to shareholders.

"Stephen Mayne, age 38. Bcom (Melb). Stephen Mayne is an Australian journalist and shareholder advocate who worked for News Corporation newspapers for 7 years as a business reporter, business editor and chief of staff. He believes News Corp needs a majority of independent directors, an independent chairman and the removal of its two class share structure."

Could you please confirm your receipt and acceptance of this nomination by email to smayne@crikey.com.au or by phone to (61412) 106 241 or fax to (613) 9846 7887. If there are any outstanding qualification issues pursuant to your constitution could you please inform me of those before the deadline for nominations close.

Yours Sincerely

Stephen Mayne
News Corporation Shareholder

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 7, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: News Corporation
Incoming letter dated May 18, 2007

The submission nominates an individual for membership on the company's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that News Corporation may exclude it under rule 14a-8(i)(8), as relating to an election to News Corporation's board of directors, and we will not recommend enforcement action to the Commission if News Corporation omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of News Corporation's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Ted Yu
Special Counsel

END